Exhibit 99.2
                                                                  ------------



[GRAPHIC OMITTED]
      KPMG
                   KPMG LLP                      Telephone 213 972 4000
                   Suite 2000                    Fax       213 622 1217
                   355 South Grand Avenue        Internet  www.us.kpmg.com
                   Los Angeles, CA 90071-1568



                        Independent Accountants' Report
                        -------------------------------


The Board of Directors
Countrywide Financial Corporation:

We have examined management's assertion, included in the accompanying Management Assertion, that Countrywide Financial Corporation and subsidiaries, including its wholly-owned subsidiary, Countrywide Home Loans, Inc. ("CHL"), and Countrywide Home Loans Servicing, L.P., a wholly-owned subsidiary of CHL, (collectively, the "Company") complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 31, 2005. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Countrywide Financial Corporation and subsidiaries, including its wholly-owned subsidiary, Countrywide Home Loans, Inc. ("CHL"), and Countrywide Home Loans Servicing, L.P., a wholly-owned subsidiary of CHL, complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2005 is fairly stated, in all material respects.


                               KPMG LLP


March 3, 2006








           KPMG LLP, a US limited liability partnership, is the U.S.
            member firm of KPMG International, a Swiss cooperative.

                                            [GRAPHIC OMITTED] Countrywide(R)
                                            --------------------------------
                                                       HOME LOANS

                                            2900 MADERA ROAD
                                            SIMI VALLEY, CALIFORNIA 93065-6298

                                            (805) 955-1000

                             Management Assertion




March 3, 2006

As of and for the year ended December 31, 2005. Countrywide Financial Corporation and subsidiaries, including its wholly-owned subsidiary, Countrywide Home Loans, Inc. ("CHL"), and Countrywide Home Loans Servicing, L.P., a wholly-owned subsidiary of CHL, (collectively, the "Company") have complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation for Mortgage Bankers. As of and for this same period, the Company had in effect a mortgage bankers' (fidelity) bond in the amount of $200 million and an errors and omissions policy in the amount of $100 million and $130 million for the period January 1, 2005 to August 1, 2005 and for the period from August 1, 2005 to December 31, 2005, respectively.




------------------------------------
Steve Bailey
Senior Managing Director and
Chief Financial Officer, Loan Administration





------------------------------------
Kevin Meyers
Managing Director and Chief Financial Officer,
Loan Administration